Exhibit 4.45
[Confidential Treatment]
PRIVATE AND CONFIDENTIAL
F3 One, Ltd. (“FOL”) and F3 Two, Ltd. (“FTL”),
Milner House,
18, Parliament Street
HAMILTON HM12
BERMUDA
Dated as of 7th September 2006
Dear Sirs,
We refer to the memorandum of meeting dated 12 July 2006 (a copy of which is attached as Appendix A) and to the following Shipbuilding Contracts (the “Contracts” and each a “Contract”): the Contract for the construction of a 2100 cabins passenger cruise ship with Hull Number C33 signed earlier today between the Builder and FOL; and the Contract for the construction of a 2100 cabins passenger cruise ship with Hull Number D33 signed earlier today between the Builder and FTL (FOL and FTL being hereafter referred to as the “Buyers”).
Terms used in this letter shall bear the same meanings as in the Contracts.
We hereby confirm the agreement made between the Builder and each Buyer in relation to the following matters.
1. Makers’ List
The Buyers have informed the Builder that each of the Parts and categories of Parts referred to in Appendix B are “Key Parts” for the purposes of the agreement defined in paragraph 4 below.
The Builder’s appointment of suppliers for Key Parts shall be regulated by the applicable provisions of each Contract and by the following overriding rules.
The Builder shall obtain the best and final offer for the supply of each Key Part from its preferred supplier.
Before appointing any such supplier, the Builder will notify the Buyers’ Supervisors of the name of the proposed supplier and provide the Supervisors with full details of the offered supply terms including pricing, terms relating to spares, warranties and other pre / post delivery support matters, and technical specifications.
The Buyers shall then be entitled to seek offers for the supply of the relevant Key Part from one or more of their preferred suppliers.
If any offer from a preferred supplier of the Buyers beats the offer notified by the Builder’s preferred supplier by [**] [Confidential Treatment]% or more, the Buyers may require the Builder to appoint the Buyers’ preferred supplier.

If the Buyers require the Builder to order a Key Part from a supplier other than the supplier preferred by the Builder then: (following the procedures laid down in Article 1, Clause 5.8 and Article 3, Clause 1 of each Contract) the differential if any between the price offered by the Buyers’ preferred supplier and the Builder’s preferred supplier shall be added to or (as the case may be) subtracted from the Contract Price in accordance with the provisions of Article 3, Clause 1 of each Contract; and any other differences between the supply conditions offered by the supplier preferred by the Buyers and the conditions offered by the supplier preferred by the Builder shall be accepted and borne by the Buyers.
If the Buyers do not agree to pay the cost differential referred to above then, subject to the other applicable provisions of the Contracts, the Builder may appoint its preferred supplier rather than the relevant preferred supplier of the Buyers.
Notwithstanding any provisions to the contrary in the Contracts, the Builder agrees that after a supplier of a Key Part has been selected and an order has been placed for the Part, the Buyers may communicate directly with the relevant supplier in order to negotiate a life cycle maintenance arrangements.
The parties further agree that they shall work closely together in good faith and respectively use all reasonable commercial efforts: (i) to develop and implement a joint strategy in regard to makers and suppliers, the main objectives of which strategy shall be to optimise the supply and warranty terms for the relevant Parts and to minimise the supply costs; and (ii) without prejudice to the generality of (i), to obtain extended warranties for the engines, motors and other components of the propulsion system of each Ship without any increase in the Contract Price.
2. Lump Sums
The following lump sums are included in the base Contract Price for each Ship (excluding the allowance for Buyer’s Supplies) and, save where specified to the contrary below, all installation and other Works to be carried out by the Builder in relation to the Parts, studies and other services referred to below are included in the Contract Price for each Ship.
[**] [Confidential Treatment] for sound and light equipment, as described in the Specification.
[**] [Confidential Treatment] for galleys and pantries, as described in the Specification, being the agreed budget price (i) for the necessary equipment and related studies provided by galleys and pantries integrator ([**] [Confidential Treatment] or equivalent) and (ii) including workshop tests, packing, documentation and certificates. Installation costs and all other costs are responsibility of the Builder. However, juice dispensers, coffee machines and detergent or chemical systems for sinks and washing machines (including those in accommodation) are not included in this budget price and shall be provided by the Buyer as “Buyer’s Supplies” galley equipment.
[**] [Confidential Treatment] for the supply and installation of special water features, including auxiliaries, to be installed on the pool deck aqua park, as described in the Specification.

[**] [Confidential Treatment] for the availability assessment studies as described in the Specification.
[**] [Confidential Treatment] for studies to be carried out to develop potential energy savings in the cabin areas.
[**] [Confidential Treatment] for the complement to operating manual, as described in the Specification.
If the aggregate total cost to the Builder of purchasing the above Parts, studies or services from the selected makers and suppliers on a DDP Saint-Nazaire basis is higher than the relevant lump sum budget referred to above, the relevant Buyer’s obligation will be limited to payment of the actual incremental increased cost in excess of the lump sum budget without any handling charges or other mark-ups on the part of the Builder provided that if the Builder is required to carry out any additional Works in connection with installation of any of the Parts referred to above, the increased cost of such additional Works shall be determined pursuant to Article 3, Clause 1 of the applicable Contract.
If the aggregate total cost to the Builder of purchasing the above Parts, studies or services from the selected makers and suppliers on a DDP Saint-Nazaire basis is lower than the relevant lump sum budget referred to above, the difference shall be credited to the relevant Buyer.
3. Other Matters
Under each Contract the Builder has incorporated into the inside cabin areas a net increase of [**] [Confidential Treatment] inside cabins of a new design of between [**] [Confidential Treatment] square metres for single or double occupancy but without increasing the overall cabin capacity of 2,100 under each Contract.
By [**] [Confidential Treatment] the Builder will develop, to the satisfaction of the Buyers, small common areas for [**] [Confidential Treatment] of these new inside cabins without any increase in the Contract Price or any other additional charges to the Buyers under each Contract.
By [**] [Confidential Treatment] the Builder will also propose solutions satisfactory to the Buyers to increase the [**] [Confidential Treatment] of the balconies on [**] [Confidential Treatment] and [**] [Confidential Treatment] and to deliver the [**] [Confidential Treatment] cabins in other parts of the Ships referred to in the Specification for each Ship.
[**] [Confidential Treatment]
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[**] [Confidential Treatment]
The parties intend that both Contracts shall become effective at the same moment, and they have agreed that neither Contract shall become effective unless the other Contract also becomes effective.
4. Effect of this Letter Agreement
The legally binding agreement constituted by the countersignatures below on behalf of each Buyer shall take effect as an integral part of each Contract, and all of the terms and conditions of Contracts (including, without limitation, those relating to confidentiality, governing law and jurisdiction) shall therefore apply between the parties with respect to the matters set out above as if such terms and conditions were fully set out herein.
Could each of FOL and FTL please confirm their agreement to the matters set out above by countersigning in the spaces provided below.
Yours faithfully,
Signed by

Name: Hardelay	Name: Signature Illegible
Title: General Manager	Title: SUP

Aker Yards S.A. Hardelay	Signature Illegible

Agreed as of 7th September 2006:

F3 One, Ltd.	F3 Two, Ltd.

/s/ Colin Veitch	/s/ Colin Veitch
Name: Colin Veitch	Name: Colin Veitch
Title:	Title:

Appendix a
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Appendix b
Key Parts
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